SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

February 10, 2011

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: February 10, 2011

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

Dave Illingworth retires as Chief Executive, succeeded by Olivier Bohuon

10 February 2011

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announced today that  Dave Illingworth has decided to retire from the Company after  nine years, four of those as Chief Executive Officer. Mr Illingworth will retire from the board at the close of the Annual General Meeting on 14th April 2011, staying on as an employee until the end of his notice period in August to assist Mr Bohuon with the transition.

Dave Illingworth, 57, joined Smith & Nephew in 2002 as President of the Orthopaedics business, he was promoted to Chief Operating Officer in 2006 and to Chief Executive in 2007. In his time as Chief Executive the company has achieved strong revenue growth, significant margin improvement and compound annual growth in EPSA of 13%.

Olivier Bohuon, 52, will join the Board on 1st April 2011 and will be appointed Chief Executive Officer on 14th April 2011, at the close of the Annual General Meeting. Olivier has had a highly successful career in the pharmaceutical industry. He joins the company from Pierre Fabre, where he was Chief Executive, having previously been the Executive Vice-President at Abbott Laboratories in charge of its Pharmaceuticals division, which had revenues of $16billion in 2009.  He held a series of senior international roles at Abbott, who he joined in 2003, and was based in a number of locations, most recently in Chicago.  Prior to Abbott he spent over 10 years at GlaxoSmithKline ultimately as Senior Vice President for European Commercial Operations - Pharmaceuticals. Olivier holds a doctorate from the University of Paris and an MBA from HEC.

John Buchanan, Chairman of Smith & Nephew, commented; "Our board is, of course, very sorry that Dave has decided to retire. In his nine years with Smith & Nephew Dave has made a major impact, with various distinctive achievements. As Chief Executive Officer he has created stronger platforms for growth despite the challenges of the external environment. He has made substantial contributions to shareholder value as today's results again demonstrate.

At the same time we are delighted to have someone of Olivier Bohuon's calibre to join us as Chief Executive Officer. His global experience in healthcare makes him highly qualified to take the company forward, building on the strong momentum of the group. The board looks forward to welcoming him to Smith & Nephew and working with him to drive the company in the next stage of global growth"

Dave Illingworth commented; "It has been a pleasure and a privilege to lead Smith & Nephew for the last four years and the decision to retire from Smith & Nephew was not an easy one for me. I feel very proud of what we as a team have achieved over the past few years.  This is a great company, with great prospects in an industry which will continue to enjoy excellent long term growth. I wish all of Smith & Nephew and Olivier Bohuon continued success"

Olivier Bohuon commented:  "I am delighted to join such a great company as Smith & Nephew with its undoubted future growth potential, its market leading positions and its great products - and its customers and employees.  I am looking forward to working with the Board and the executive management team on the next phase of Smith & Nephew's growth as one of the industry leaders."

Olivier Bohuon is also director of Virbac Group and has no further disclosures under paragraph 9.6.13 (1) to 9.6.13 (6) of the Listing Rules.

Enquiries

Investors
Liz Hewitt                                                  Tel:  +44 (0) 20 7401 7646
Phil Cowdy
Smith & Nephew
Group Director Corporate Affairs

Media
Jon Coles                                                  Tel:   +44 (0) 20 7404 5959
Brunswick - London

About Smith & Nephew

Smith & Nephew is a global medical technology business with global leadership positions in Orthopaedics; including Reconstruction, Trauma and Clinical Therapies; Endoscopy; including Sports Medicine; and Advanced Wound Management.  Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people's lives.  The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust.  The Company has distribution channels, purchasing agents and buying entities in over 90 countries worldwide.  Annual sales in 2010 were nearly $4.0 billion.

Forward-Looking Statements

This document contains certain forward-looking statements that may or may not prove accurate.  For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements.  Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements.  Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payors and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses; and numerous other matters that affect us or our markets, including those of a political, economic, business or competitive nature.  Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20F, for a discussion of certain of these factors.

Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution.  Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.

*Trademark of Smith & Nephew.  Certain marks registered US Patent and Trademark Office.